UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-13305

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
WATSON PHARMACEUTICALS, INC.
401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WATSON PHARMACEUTICALS, INC.
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054

Watson Pharmaceuticals, Inc.
401(k) Plan

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and the Employee Benefit Plans Committee
for the Watson Pharmaceuticals, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Watson Pharmaceuticals, Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for each of the years in the two year period ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for each of the years in the two year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Moss Adams LLP
Irvine, CA
June 17, 2011

Watson Pharmaceuticals, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value
Participant directed investments	$260,099,277	$231,209,214

Total investments	260,099,277	231,209,214

Notes receivable from participants	6,743,977	5,392,387

Contributions receivable
Company	1,239,871	1,168,756
Participant	681,621	594,770

Total contributions receivable	1,921,492	1,763,526

Net assets available for benefits, at fair value	268,764,746	238,365,127

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(1,091,991)

Net assets available for benefits	$268,764,746	$237,273,136

See accompanying Notes to Financial Statements.

Watson Pharmaceuticals, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets
Investment income
Interest, dividend and other income	$7,021,953	$5,042,512
Net appreciation in fair value of investments	25,396,832	37,214,770

Total investment income	32,418,785	42,257,282

Interest income from notes receivable from participants	362,065	403,519

Contributions
Company	10,453,001	10,717,909
Participant	21,077,334	21,215,456
Rollover	1,474,432	738,780

Total contributions	33,004,767	32,672,145

Total additions to net assets	65,785,617	75,332,946

Deductions from net assets
Benefits paid to participants (including deemed distributions)	(34,219,483)	(17,984,423)
Administrative expenses	(74,524)	(233,026)

Total deductions from net assets	(34,294,007)	(18,217,449)

Net increase to net assets	31,491,610	57,115,497
Net assets available for benefits
Beginning of year	237,273,136	180,157,639

End of year	$268,764,746	$237,273,136

See accompanying Notes to Financial Statements.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
1. Description of Plan
The following description of the Watson Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988. The Plan is a defined contribution plan covering substantially all United States based employees of the Company who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefit Plans Committee of Watson Pharmaceuticals, Inc. (the “Plans Committee”).
The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”). Under the IRC, participants are not liable for federal income taxes on employee contributions, Company contributions or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.
The Plan trustee and custodian is Vanguard Fiduciary Trust Company and its record-keeper is The Vanguard Group, Inc. Effective January 1, 2011, Charles Schwab Trust Company became the Plan’s trustee and custodian (see Note 7).
Vesting
Participant contributions and related earnings are fully vested immediately. Participants are 50% vested in Company matching contributions after one year and 100% vested after two years. Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.
Contributions and Eligibility
Participants may contribute up to 50% of his or her eligible pay up to the IRS limit. In addition, participants may make rollover contributions from all other qualified plans. The Company does not require that eligible employees attain a minimum age before they can begin participating in the Plan.
Effective January 1, 2008, the Plan included a safe harbor feature. Automatic enrollment at 3% of eligible compensation was expanded for employees hired prior to November 1, 2004 (the automatic enrollment feature effective date) who had not previously contributed to the Plan, eligible employees who were employed by Andrx Corporation (“Andrx”) immediately before the merger between Watson and Andrx but who have not previously contributed to the Plan and eligible employees hired on or after January 1, 2008. Deferral rates for these participants will automatically increase by 1% of eligible compensation annually beginning on the first day of the pay period that begins on or immediately after the anniversary of their Plan entry date up to 6%.
Also effective January 1, 2008, the Company contributes 100% on the first 2% and 50% on the next 4% of total eligible compensation that a participant contributes to the Plan. Prior to January 1, 2008, the Company contributed 50% of the first 8% of total eligible compensation that a participant contributed to the Plan. In addition to these matching contributions, the Company may elect to make discretionary profit sharing

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
contributions. The Company did not make any discretionary profit sharing contributions during the years ended December 31, 2010 and 2009. Contributions are subject to regulatory limitations.
Participant Accounts
Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of investment earnings, losses, or expenses thereon to the participant’s account in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) in relation to the total fund balance. Notes receivable from participants interest is credited to the investment funds of the participant making the payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.
Investment Options
The investment fund options for the years ended December 31, 2010 and 2009 consist of various registered investment company mutual funds and a Company stock fund, which are generally described below:
T. Rowe Price Mid-Cap Growth Fund
The fund normally invests at least 80% of its assets in a diversified portfolio of common stocks of mid-capitalization companies that offer the potential for above average earnings growth. Effective January 3, 2011, investments in T. Rowe Price Mid-Cap Growth Fund were transferred to Aston/Optimum Mid-Cap Fund. See Note 7.
Vanguard Retirement Savings Trust
The trust normally invests in high quality fixed income securities with financial backing from insurance companies and banks that enable it to maintain a constant $1 per share net asset value. Effective January 3, 2011, investments in Vanguard Retirement Savings Trust were transferred to Schwab Stable Value- Select Fund. See Note 7.
PIMCO Total Return Fund
The fund normally invests in bonds maintaining an average duration ranging between three to six years. Effective January 3, 2011, investments in PIMCO Total Return Fund were transferred in-kind to Schwab Retirement Plan Services, Inc. See Note 7.
Vanguard Target Retirement 2050 Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2050. Effective January 3, 2011, investments in Vanguard Target Retirement 2050 Fund were transferred to Schwab Managed Retirement Trust Fund CI III- 2050. See Note 7.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
Vanguard Target Retirement 2045 Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045. Effective January 3, 2011, investments in Vanguard Target Retirement 2045 Fund were transferred to Schwab Managed Retirement Trust Fund CI III- 2045. See Note 7.
Vanguard Target Retirement 2040 Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2040. Effective January 3, 2011, investments in Vanguard Target Retirement 2040 Fund were transferred to Schwab Managed Retirement Trust Fund CI III- 2040. See Note 7.
Vanguard Target Retirement 2035 Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035. Effective January 3, 2011, investments in Vanguard Target Retirement 2035 Fund were transferred to Schwab Managed Retirement Trust Fund CI III- 2035. See Note 7.
Vanguard Target Retirement 2030 Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2030. Effective January 3, 2011, investments in Vanguard Target Retirement 2030 Fund were transferred to Schwab Managed Retirement Trust Fund CI III- 2030. See Note 7.
Vanguard Target Retirement 2025 Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025. Effective January 3, 2011, investments in Vanguard Target Retirement 2025 Fund were transferred to Schwab Managed Retirement Trust Fund CI III- 2025. See Note 7.
Vanguard Target Retirement 2020 Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2020. Effective January 3, 2011, investments in Vanguard Target Retirement 2020 Fund were transferred to Schwab Managed Retirement Trust Fund CI III- 2020. See Note 7.
Vanguard Target Retirement 2015 Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015. Effective January 3, 2011, investments in Vanguard Target Retirement 2015 Fund were transferred to Schwab Managed Retirement Trust Fund CI III-

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
2015. See Note 7.
Vanguard Target Retirement 2010 Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2010. Effective January 3, 2011, investments in Vanguard Target Retirement 2010 Fund were transferred to Schwab Managed Retirement Trust Fund CI III- 2010. See Note 7.
Vanguard Target Retirement 2005 Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005. Effective January 3, 2011, investments in Vanguard Target Retirement 2005 Fund were transferred to Schwab Managed Retirement Trust Fund CI III- Income. See Note 7.
Vanguard Target Retirement Income Fund
The fund normally invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. Effective January 3, 2011, investments in Vanguard Target Retirement Income Fund were transferred to Schwab Managed Retirement Trust Fund CI III- Income. See Note 7.
Vanguard Windsor II Fund
The fund normally invests in a diversified group of out-of-favor stocks of large capitalization companies. It is managed by five advisors, each of whom runs his or her portion of the fund independently. Effective January 3, 2011, investments in Vanguard Windsor II Fund were transferred in-kind to Schwab Retirement Plan Services, Inc. See Note 7.
Vanguard 500 Index Fund
The fund employs a “passive management” or indexing-investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. Effective January 3, 2011, investments in Vanguard 500 Index Fund were transferred to Schwab S&P 500 Index Fund. See Note 7.
Vanguard Morgan Growth Fund
The fund invests primarily in stocks of large and medium-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles. The fund also invests in stocks of smaller companies that offer good prospects for growth. Effective January 3, 2011, investments in Vanguard Morgan Growth Fund were transferred to T. Rowe Price Growth Stock Fund. See Note 7.
Artisan Mid Cap Value Fund
The fund normally invests in a diversified portfolio of stocks of medium-sized U.S. companies that Artisan considers to be undervalued, in solid financial condition, and to provide a controlled level of risk. Effective January 3, 2011, investments in Artisan Mid Cap Value Fund were transferred to Aston/Optimum Mid Cap

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
Fund. See Note 7.
Vanguard Mid-Cap Index Fund
The fund employs a “passive management”— or indexing-investment approach designed to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of medium-size U.S. companies. Effective January 3, 2011, investments in Vanguard Mid-Cap Index Fund were transferred in-kind to Schwab Retirement Plan Services, Inc. See Note 7.
American Aadvantage Small Cap Value Fund (previously known as)/ American Beacon Small Cap Value Fund
The fund normally invests at least 80% of its assets in equity securities of small market capitalization U.S. companies. Effective January 3, 2011, investments in American Advantage Small Cap Value Fund were transferred to T. Rowe Price Small-Cap Stock Fund. See Note 7.
Vanguard Explorer Fund
The fund normally invests in the stocks of smaller companies. These companies are considered by the advisors to have above average prospects for growth, but often provide little or no dividend income. Effective January 3, 2011, investments in Vanguard Explorer Fund were transferred to T. Rowe Price Small-Cap Stock Fund. See Note 7.
T. Rowe Price Small-Cap Stock (Advisor Class) Fund
The fund normally invests at least 80% of total assets in the stocks of small companies — those with market capitalizations that fall within the range of companies in the Russell 2000 Index, a widely used benchmark for small cap stock performance. Effective January 3, 2011, investments in T. Rowe Price Small-Cap (Advisor Class) Fund were transferred in-kind to Schwab Retirement Plan Services, Inc. See Note 7.
American Funds Euro Pacific Growth Fund
The fund normally invests at least 80% of total assets in securities of issuers located in Europe and the Pacific Basin. Effective January 3, 2011, investments in American Funds Euro Pacific Growth Fund were transferred to Dodge & Cox International Stock Fund. See Note 7.
Company Stock Fund
The fund invests in shares of Watson Pharmaceuticals, Inc. common stock (“Company common stock”). Effective January 3, 2011, investments in Company Stock Fund were transferred in-kind to Schwab Retirement Plan Services, Inc. See Note 7.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plans Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years. Principal and interest is paid ratably through bi-weekly payroll deductions. As of December 31, 2010, the rates of interest on outstanding loans ranged from 5.0% to 10.5% with various maturities through October 2033.
Payment of Benefits
Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant may receive the value of his or her vested interest in a lump-sum distribution, rollover his or her vested interest to an IRA or another employer qualified plan, or the participant may leave his or her vested interest in the Plan if his or her account balance is greater than $5,000 up to age 70 ½, at which time the participant will be required to take a lump-sum distribution or rollover the vested interest to an IRA or another qualified plan. To the extent an account is vested in the Company Stock Fund, payment of all or part of that amount may be made in shares of Company common stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for a participant’s vested account balance after age 59 1/2. Lastly, the Company will allow hardship withdrawals for the following additional IRS events: funeral or burial expenses relating to the death of participant’s spouse, child, parent, or other eligible dependents as defined by the IRS and for payments relating to the repair of participant’s principal residence due to certain catastrophic events.
Forfeitures
Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan. Any forfeiture in excess of those used to defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any. Approximately $198,000 and $204,000 of forfeited nonvested accounts were used to reduce administrative expenses and Company matching contributions in 2010 and 2009, respectively. At December 31, 2010 and 2009, forfeited nonvested accounts totaled approximately $33,000 and $165,000, respectively.
Administrative Expenses
To the extent permissible by applicable Department of Labor guidance, all expenses of administering the Plan are paid by the Plan, unless paid by the Company. Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission Rules and Regulations are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.
Concentration of Credit Risk
At December 31, 2010, the Plan had certain cash and cash equivalent deposits in excess of federally insured limits.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Certain reclassifications have been made to the prior year to conform to the current year presentation. Revenues are recorded as earned, benefits paid to participants are recorded when paid and all other expenses are recorded as incurred.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investment contracts are carried at contract value, with adjustments from fair value to contract value provided on the statement of net assets available for benefits. All other investments are carried at fair value. If available, quoted market prices are used to value investments. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Shares of registered investment company mutual funds are valued at the net asset value of shares held by the Plan at year end. Units held in common collective trusts are valued at the unit value as reported by the investment manager using the audited financial statements of the trusts at year end.
Under current GAAP, investment contracts held by a defined contribution plan are required to be reported within the statements of net assets available for benefits at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit—responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Accordingly, GAAP requires the statements of net assets available for benefits to present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. As required by the Financial Accounting Standards Board (“FASB”), the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and deprecation of those investments.
Notes Receivable from Participants
Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest and are classified as notes receivable.
Payment of Benefits
Payments to participants are recorded when paid.
New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to: (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers, (b) the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized, and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures which are effective for reporting periods beginning after December 15, 2010. The Plan adopted this guidance on January 1, 2010. See Note 6.
In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans which amends existing guidance by requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010. The Plan has adopted this guidance effective December 31, 2010 and has reclassified participant loans of $6,743,977 and $5,392,387 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2010	2009
Cash and cash equivalents	$200,918,800	$—
Vanguard Retirement Savings Trust	—	49,442,948
PIMCO Funds	24,451,499	23,990,725
Vanguard 500 Index Fund	—	20,814,668
T. Rowe Price Mid-Cap Growth Fund — Advisor Class	—	17,159,385
American Funds Euro Pacific Growth Fund; R-4 Shares	—	15,818,095
For the years ended December 31, 2010 and 2009, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized appreciation and depreciation on investments held during the year) increased in fair value as follows:

	2010	2009
Mutual funds and common collective trusts	$22,983,555	$34,654,535
Company common stock	2,413,277	2,560,235

Net appreciation in fair value of investments	$25,396,832	$37,214,770

Investment Contracts
The Vanguard Retirement Savings Trust (the “Savings Trust”) is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Savings Trust seeks to earn a high level of income consistent with those objectives. The Savings Trust holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive). In accordance with GAAP, the Trust is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value as reported by Vanguard Fiduciary Trust Company (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).
4. Related-Party Transactions
For the periods presented, the plan assets include investments in funds managed by The Vanguard Group, Inc. and Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as the Plan’s trustee and custodian and, therefore these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.
The Plan paid $48,000 and $45,000 to Vanguard Fiduciary Trust Company in fees and expenses for the years ended December 31, 2010 and 2009, respectively. Broker commission fees for the Watson Stock

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
Fund transactions are paid by those participants who authorized the transactions. Expenses for administering the Watson Stock Fund are paid directly by the Company.

The Plan held Company common stock with fair values of approximately $10,383,000 and $7,564,000 at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, 201,021 and 190,970 shares of common stock of the Company are included in the Company Stock Fund, respectively. The Plan made purchases and sales of the Company Stock Fund during 2010 and 2009.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, and the Company believes the Plan continues to be operated in compliance with the applicable requirements of the IRC. Accordingly, the Company believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. Fair Value Measurement

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of Fair Value Measurement
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010
Registered investment companies (Mutual funds): Valued at the net asset value (NAV) of shares held by the plan at year end using prices quoted by the relevant pricing agent.

Cash and cash equivalents — The Company considers all highly liquid investments and demand deposits in banks and financial institutions with an initial maturity of ninety days or less to be cash equivalents.

Public investment securities in Common and Collective Investment Trusts — Valued based on quotes on a private market that is not active, however, the unit price is based on underlying investments which are traded on an active market.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table discloses by level, the fair value hierarchy, of the Plan’s assets at fair value as of December 31, 2010 and 2009:

Watson Pharmaceuticals, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010

	Fair Value Measurements as at December 31, 2010 Using:
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$200,918,800	$200,918,800	$—	$—
Registered investment companies:
Bond funds	24,451,499	24,451,499	—	—
Balanced funds	—	—	—	—
Domestic stock funds	24,346,199	24,346,199	—	—
International stock funds	—	—	—	—
Other categories of mutual funds held by the plan:
Vanguard common/collective trusts	—		—	—
Watson Pharmaceuticals, Inc. common stock fund	10,382,779	10,382,779	—	—

	$260,099,277	$260,099,277	$—	$—

	Fair Value Measurements as at December 31, 2009 Using:
	Total	Level 1	Level 2	Level 3
Registered investment companies:
Bond funds	$23,990,725	$23,990,725	$—	$—
Balanced funds	47,752,591	47,752,591	—	—
Domestic stock funds	85,383,828	85,383,828	—	—
International stock funds	15,818,095	15,818,095	—	—
Other categories of mutual funds held by the plan:
Vanguard common/collective trusts	50,534,939		50,534,939	—
Vanguard prime money market fund	164,703	164,703	—	—
Watson Pharmaceuticals, Inc. common stock fund	7,564,333	7,564,333	—	—

	$231,209,214	$180,674,275	$50,534,939	$—

During the year ended December 31, 2010, $50,534,939 of plan investments was transferred from Level II to Level I assets. On December 31, 2010, $200,918,800 in Plan investments was transferred to cash and cash equivalents in order to facilitate the transfer of investments to funds managed by Schwab Retirement Plan Services, Inc effective January 3, 2011 (the “Conversion Date”), which was the first business day of 2011.

7. Subsequent Events

Effective January 1, 2011, Charles Schwab Trust Company became the Plan’s trustee and custodian. Investments in funds managed by The Vanguard Group, Inc. and Vanguard Fiduciary Trust Company were transferred to funds managed by Schwab Retirement Plan Services, Inc on the Conversion Date. Some investment options were transferred in-kind. Plan participant’s elections for future contributions will be directed to Schwab Retirement Plan Services, Inc. managed funds.

Watson Pharmaceuticals, Inc.
401(k) Plan
EIN: 95-3872914 PN:001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of investment including
	Identity of issuer, borrower, lessor	maturity date, rate of interest,
	or similar party	collateral, par or maturity value	Cost **	Current Value
(a)	(b)	(c)	(d)	(e)
Cash and cash equivalents:				$200,918,800

Common stock:
*	Watson Pharmaceuticals, Inc.	Company Stock Fund		10,382,779

Mutual funds:
	Bond funds:
	PIMCO	PIMCO Funds: Total Return Funds		24,451,498
	Stock funds:
	T. Rowe	T. Rowe Small-Cap Growth Fund-Advisor Class		8,865,574
*	Vanguard	Vanguard Mid-Cap Index Fund		9,888,742
*	Vanguard	Vanguard Windsor II Fund — Investor Shares		5,591,879
*	Vanguard	Vanguard Target Retirement 2050 Fund		5

				24,346,200
Notes receivable from participants:				6,743,977
				$266,843,254

*	Party-in-interest for which a statutory exemption exists.

**	Cost information may be omitted with respect to participant directed investments.
Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Watson Pharmaceuticals, Inc.
401(k) Plan
Signatures
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. 401(k) Plan
By:	WATSON PHARMACEUTICALS, INC .
as Plan Administrator

By:	/s/ R. TODD JOYCE
R. Todd Joyce
Chairperson, Employee Benefit Plans Committee

Dated: June 17, 2011

Watson Pharmaceuticals, Inc.
401(k) Plan
Index to Exhibits

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm